

INTERIM REPORT Q3 2008

JANUARY 1 TO SEPTEMBER 30, 2008

LANXESS
Energizing Chemistry

€ million	Q3 2007	Q3 2008	Change %	9M 2007	9M 2008	Change %
Sales	1,705	1,814	6.4	5,143	5,114	(0.6)
EBITDA pre exceptionals	175	191	9.1	605	634	4.8
EBITDA margin pre exceptionals	10.3%	10.5%		11.8%	12.4%	
EBITDA	174	182	4.6	446	571	28.0
EBIT pre exceptionals	112	119	6.3	421	437	3.8
EBIT	104	107	2.9	210	368	75.2
EBIT margin	6.1%	5.9%		4.1%	7.2%	
Net income	75	56	(25.3)	107	212	98.1
Earnings per share (€)	0.89	0.67	(24.7)	1.27	2.54	100.0
Cash flow from operating activities	121	188	55.4	340	320	(5.9)
Depreciation and amortization	70	75	7.1	236	203	(14.0)
Capital expenditures	59	75	27.1	170	180	5.9
Total assets				4,049[1]	4,975	22.9
Equity (including minority interest)				1,525[1]	1,645	7.9
Equity ratio				37.7%[1]	33.1%	
Pension provisions				470[1]	489	4.0
Net financial liabilities				460[1]	841	82.8
Employees (as of September 30)				14,610[1]	14,983	2.6

1) as of December 31, 2007

CONTENTS

Q3 OVERVIEW

+9.1%

EBITDA pre exceptionals up substantially



€175 million
€191 million
Q3 2007
Q3 2008

GROWTH IN ASIA

Adjusted sales in the region up 31.4%



Sales by Region
Q3 2008
Germany
EMEA (excluding Germany)
Americas
Asia-Pacific
17.5
21.4
29.2
31.9

- Solid operational sales growth of 13.6%
- EBITDA margin rises to 10.5% from 10.3% in prior-year period
- Integration of Petroflex remains on schedule
- Net financial debt at €841 million following Petroflex acquisition
- Healthy balance sheet and financing structures
- Full year 2008 guidance raised: EBITDA pre exceptionals forecasted at €710 million to €730 million

THIRD-QUARTER HIGHLIGHTS

JULY 17



LANXESS opens rubber research center in China

LANXESS has opened a new center for rubber research in Qingdao, China. Located close to the University of Science and Technology, the "Rubber Research Center Qingdao" covers the whole research spectrum – from fundamental research to technical customer service and preparation for the commercial exploitation of new developments. The center provides a high standard of employee training and develops environmentally friendly, quality products for the Chinese market. The Technical Rubber Products, Butyl Rubber and Performance Butadiene Rubbers business units are investing some €10 million in this joint project.

JULY 28

LANXESS Testing Center in China receives German test certification

The LANXESS material testing laboratory for plastics (RDTC) at the Wuxi site in China has been accredited to ISO 17025 for the next five years by the DAP (Deutsches Akkreditierungssystem Prüfwesen GmbH – German Accreditation System for Testing). As a result, the Semi-Crystalline Products business unit can now offer its customers accredited results of a total of 15 mechanical, physical and rheological tests. The accreditation ensures customers receive top-quality test results and makes data determined by the RDTC comparable to those of other accredited laboratories worldwide. Accreditation to ISO 17025 ranks higher than, for example, certification to ISO 9001.

AUGUST 8



School students shown innovative chemical processes that benefit the environment

"Chemistry to help the environment" was the topic of a five-day workshop for school students at the LANXESS sites in Leverkusen, Krefeld-Uerdingen and Dormagen. The aim was to spark the students' interest in chemistry and awaken their inventive spirit. Students from 14 high schools near the three German sites gained insight into future chemical products in the company's modern laboratories. They looked at innovative chemical processes such as the synthesis of biodiesel, which helps to save on fossil fuels. The workshop is part of an education initiative launched by LANXESS this year.

AUGUST 13

LANXESS to move Group headquarters to Cologne

LANXESS plans to transfer its headquarters from Leverkusen to Cologne in 2011, bringing important management functions together under one roof. The new building will offer not only sufficient space and good accessibility, but also an innovative and effective office concept. According to current plans, about 500 of the roughly 8,000 employees in Germany will work at the new LANXESS headquarters in the future. "We want to keep our headquarters in this region. After all, we have deep roots in the state of North Rhine-Westphalia," remarked Axel C. Heitmann, Chairman of the Board of Management of LANXESS AG.

AUGUST 13

LANXESS achieves best quarterly earnings in company history

LANXESS generated very good earnings in the second quarter of 2008, remaining firmly on a path of profitable growth. Both the operating result and sales posted significant increases. LANXESS still anticipates operational sales growth for the full year 2008 and is adhering to its 2008 targets of achieving a Group EBITDA margin in line with the industry average, having no business with an EBITDA margin below 5%, and maintaining an investment-grade rating.

AUGUST 25

Record participation in LANXESS employee stock option program

The stock-based employee participation program of LANXESS AG achieved a record uptake in 2008, with 73% of eligible employees taking part in the stock plan established for 2008. "This figure is very gratifying and offers impressive proof that our employees in Germany believe the company is on track for growth," explained LANXESS CFO Matthias Zachert. LANXESS offered shares in the company to all payscale and managerial employees in Germany at a 50% discount.

SEPTEMBER 17

LANXESS to expand caprolactam production in Antwerp

LANXESS is investing some €35 million to raise the capacity of the caprolactam production plant in the port of Antwerp, Belgium, by 10% by 2010, principally in order to strengthen the company's polyamide plastics business. At present, the plant supplies around 200,000 tons per year of caprolactam, an important raw material for high-tech plastics. "This investment will further reinforce our excellent position in the global plastics business. At the same time, it represents a clear commitment to our Antwerp site," explained LANXESS AG Board of Management member Rainier van Roessel.

SEPTEMBER 17



LANXESS Media Day 2008

At LANXESS's third international Media Day in Cologne, Board of Management Chairman Axel C. Heitmann expressed his confidence in the company's development, saying that with its three-pillar strategy LANXESS is well positioned for the coming years. He said LANXESS will exploit the option of targeted acquisitions as well as growing organically by investing in its existing fields of business. The goal of this external growth is to gradually broaden and strengthen the company's product portfolio, he said. The third pillar of the strategy is researching and developing innovative products. According to the LANXESS CEO, the company's operational success is founded on a healthy financial position. At the Media Day, CFO Matthias Zachert stressed that, from a financing point of view, LANXESS is not directly affected by the current crisis on the financial markets because it secured long-term financing in good time.

LANXESS STOCK

The financial crisis reached a new pitch in the third quarter of 2008, more than one year after it began. The collapse of major U.S. banks sent another shock wave through the world's markets. German banks also felt the effects of the financial crisis more acutely. The stock markets reacted accordingly, their performance dominated by the globally elevated risks.

LANXESS STOCK UNDER PRESSURE DESPITE POSITIVE NEWS

After showing signs of stabilization and even a slight recovery at the beginning of the third quarter, the German indices again came under heavy pressure, which intensified as of early September. Dramatic falls in share prices on the U.S. exchanges as well as a global cash crunch and resulting fears of an economic downturn led to considerable losses on the international stock markets. Even developments such as the decline in oil prices were now seen not as a positive stimulus, but as proof of sinking global demand. Among the German indices, the DAX touched a two-year low in mid-September, dropping below 6,000 points. Shares of German banks and insurance companies were among the market's biggest losers. The DAX relinquished more ground in the second half of the month, closing on September 30 at 5,381 points, down 16% on the quarter (June 30: 6,418 points). The MDAX dipped below 8,000 in mid-September, then plunged to 6,957 by the end of the month (–22%). The Dow Jones STOXX 600 Chemicals℠ also came under immense pressure, falling 18% to 403 points. Even comprehensive initiatives taken across the globe to shore up the markets, including action by the European Central Bank and the U.S. Federal Reserve, provided only limited relief from the financial market turmoil. The crisis sentiment and squeeze on markets throughout the world persisted past the end of the reporting period and was reflected in further stock price declines.

Chemical industry stocks, known to be cyclically sensitive, also experienced enormous pressure in the reporting period, and LANXESS was no exception. Having started the third quarter at €24.91 and maintained a price of €26 until the end of August, LANXESS stock experienced a sharp decline in September to below €20, trading at €19.36 on the September 30 reporting date. The publication of very good second-quarter results, with LANXESS reporting sizeable increases in sales and earnings, failed to make a positive impact on a very nervous market. At its Media Day in mid-September, LANXESS confirmed its earnings guidance and the targets set for fiscal 2008 despite the difficult market environment. The stock performance in the quarter under review was not reflective of the solid business development LANXESS continued to report. With the world's stock markets still in crisis, the price of LANXESS shares remained depressed at the start of the fourth quarter.

Stock Performance vs. Indices

in %



110
100
90
80
70
60
50
Jan. 2, 2008
April 1, 2008
July 1, 2008
Sep. 30, 2008

● LANXESS ○ DJ STOXX 600 Chemicals℠ ○ MDAX ● DAX

LANXESS Stock

		Q4 2007	Q1 2008	Q2 2008	Q3 2008
Capital stock/no. of shares[1]	€/no. of shares	83,202,670	83,202,670	83,202,670	83,202,670
Market capitalization[1]	€ billion	2.81	2.12	2.17	1.61
High/low for the period	€	36.29/26.72	34.37/20.77	32.68/25.01	27.53/18.50
Closing price[1]	€	33.60	25.43	26.08	19.36
Trading volume	million shares	51.600	57.301	44.129	50.426
Earnings per share	€	0.06	1.23	0.64	0.67

1) end of quarter: Q1: March 31, 2008, Q2: June 30, 2008, Q3: September 30, 2008, Q4: December 31, 2007.

Reported Holdings of 3% or above by Institutional Investors (as of October 10, 2008)

Dodge & Cox, San Francisco (USA)	10.25%
Barclays Global Investors UK Limited, London (UK)	6.09%
AXA S.A., Paris (France)	5.20%
TPG-Axon Group, New York (USA)	5.12%
Greenlight Group, New York (USA)	5.01%
JP Morgan Asset Management Holding Inc., New York (USA)	3.10%
Third Avenue Management LLC, New York (USA)	3.04%

INTERIM GROUP MANAGEMENT REPORT

AS OF SEPTEMBER 30, 2008

BUSINESS TRENDS AND ECONOMIC SITUATION

Economic environment The overall economic environment was generally favorable for LANXESS in the third quarter of 2008 despite slowing momentum. The U.S. dollar and raw material prices were highly volatile. Demand in the automotive and construction sectors decreased, especially in the Americas region and parts of Europe. In North America the hurricane season impacted the chemical industry in general and petrochemicals in particular. Substantial growth was still observed in the emerging economies of Brazil, Russia, India and China, although they expanded rather more slowly than in the preceding quarters. The Asia-Pacific region continued to show robust growth, although hampered by the financial crisis and its repercussions. The weakening of the economy in Germany, coupled with a global drop in demand, affected the country's chemicals sector. Exports, however, remained at a satisfactory level. Global chemicals output was below the previous year.

Sales Despite a very challenging market environment, the LANXESS Group had a very successful third quarter. Sales, at €1,814 million, were up 6.4% from the year before. Adjusted for portfolio changes and negative currency effects, especially from the U.S. dollar, operational sales growth amounted to 13.6%. This expansion was the result of a 13.9% adjustment in selling prices implemented in response to raw material price increases. Volumes, down just 0.3%, were at the previous year's level. Third-quarter sales of the Brazilian Petroflex group, which was acquired effective April 1, 2008, largely compensated for the absence of revenues from the Lustran Polymers business unit and the Borchers group, which were divested in the previous year. The negative portfolio effect amounted to 3.2%.

Effects on Sales

in %	Q3 2008	9M 2008
Price	13.9	8.3
Volume	(0.3)	3.6
Currency	(4.0)	(4.9)
Portfolio	(3.2)	(7.6)
	6.4	**(0.6)**

Prices were raised in all of the Group's operating segments, in some cases substantially, in light of the increases in raw material and energy costs. Volume trends in the segments varied.

By far the largest sales gains were recorded in the Performance Polymers segment, which grew more than 40% following the acquisition of the Petroflex group and significant price increases. Volumes in the segment receded due to a shortage in the supply of butadiene, plant shutdowns along the U.S. Gulf Coast caused by the hurricanes, and scheduled maintenance work. Higher volumes factored heavily into the double-digit sales growth achieved in the Advanced Intermediates segment, with selling price increases also playing a role. This was true of both business units in the segment. Sales in the Performance Chemicals segment were up from a year earlier on price increases that more than made up for the slight drop in volumes and negative currency effects. The sales figures for the Other/Consolidation segment in the prior-year quarter and first nine months of 2007 have been restated to include the amounts attributable to the former Engineering Plastics segment (see the notes to the financial statements).

Sales by Segment

€ million	Q3 2007	Q3 2008	Change %	Proportion of Group sales %	9M 2007	9M 2008	Change %	Proportion of Group sales %
Performance Polymers	667	938	40.6	51.7	1,996	2,539	27.2	49.6
Advanced Intermediates	298	344	15.4	19.0	896	993	10.8	19.4
Performance Chemicals	493	520	5.5	28.7	1,514	1,538	1.6	30.1
Other/Consolidation	247	12	(95.1)	0.6	737	44	(94.0)	0.9
	1,705	**1,814**	**6.4**	**100.0**	**5,143**	**5,114**	**(0.6)**	**100.0**

Fueled by robust economic conditions in LANXESS's major markets, sales in the Asia-Pacific region developed very well. Adjusted for portfolio and currency effects, LANXESS posted growth rates well into double digits in all operating segments in this region. Thanks to the price increases occasioned by the higher cost of raw materials, LANXESS also increased its sales in the EMEA (excluding Germany) and Americas regions when adjusted for currency effects and portfolio changes. In Germany, given the further slowing of the economy, sales showed only a small portfolio-adjusted gain from the previous year, with the Advanced Intermediates segment delivering an above-average performance.

Gross profit The cost of sales increased by 5.6% to €1,410 million in the third quarter of 2008 due to significantly higher raw material and energy costs, which were partly compensated by currency and portfolio effects. Gross profit improved by 9.2% to €404 million. The absence of earnings contributions from the divested businesses was more than offset by higher earnings in the other business units and the inclusion of the Petroflex group. Raw material prices reached unprecedented levels, but by raising selling prices early on, LANXESS succeeded in passing on all of the increases to the market. Procurement prices for butadiene, n-butane, isobutylene, ammonia, sulfur and ferrous scrap continued to trend upward. Energy costs also moved sharply higher, but the company neutralized this effect by improving productivity and ensuring high capacity usage. While gross profit was impacted by negative currency changes, other operating income included gains from hedging transactions. The gross profit margin, at 22.3%, exceeded the prior-year quarter's 21.7% by 0.6 percentage points. The divestment of the low-margin Lustran Polymers business at the end of the prior-year quarter had a positive impact on the gross profit margin.

EBITDA Pre Exceptionals by Segment

€ million	Q3 2007	Q3 2008	Change %	9M 2007	9M 2008	Change %
Performance Polymers	95	127	33.7	289	358	23.9
Advanced Intermediates	41	40	(2.4)	148	145	(2.0)
Performance Chemicals	67	65	(3.0)	238	225	(5.5)
Other/Consolidation	(28)	(41)	(46.4)	(70)	(94)	(34.3)
	175	**191**	**9.1**	**605**	**634**	**4.8**

EBITDA and EBIT In the third quarter of 2008, the operating result before depreciation and amortization (EBITDA) pre exceptionals increased by 9.1% to €191 million. The pressure on earnings caused by significant increases in raw material and energy costs was offset at Group level by price increases.

The improvement in Group earnings was driven by the business expansion in the Performance Polymers segment that resulted from well-timed price adjustments. Earnings of this segment received further support from the inclusion of the Petroflex group, which was acquired effective April 1, 2008. This acquisition more than made up for the absence of earnings from the divested Lustran Polymers activities in the former Engineering Plastics segment. Advanced Intermediates matched the high earnings level of the prior-year period despite negative currency effects, while Performance Chemicals recorded slightly lower earnings because of such effects. The prior-year figures for the Other/Consolidation segment include the earnings contributions from the Lustran Polymers business, which was divested at the end of September 2007.

Changes in the individual cost items in the income statement were partly attributable to portfolio effects. Selling expenses rose because of higher freight charges. The Group's EBITDA margin rose 0.2 percentage points to 10.5% despite the ongoing weakness of the U.S. dollar.

EBIT in the third quarter of 2008 totaled €107 million, compared with €104 million in the same period a year ago. Exceptional items, which are reflected in other operating income and expenses, totaled €12 million for the third quarter. Of this amount, €9 million impacted EBITDA. They related mainly to restructuring and efficiency programs at the company's sites in Belgium, Canada and the United States. In the prior-year quarter, there were exceptional charges to EBIT of €8 million, of which €1 million impacted EBITDA. They related mainly to the divestiture of the Lustran Polymers business unit and to an efficiency program at the Mannheim site.

Financial result The financial result amounted to minus €29 million in the third quarter of 2008, against plus €2 million in the prior-year period. The year-earlier figure was largely the result of gains from the sale of our limited-partner shares in Aethylen Rohrleitungsgesellschaft mbH & Co. KG (ARG). Interest expense rose in connection with the financing of the Petroflex acquisition. In addition, interest income and income from affiliates fell slightly. The prorated share in the earnings of CURRENTA GmbH & Co. OHG, which is included at equity in the consolidated financial statements, amounted to €4 million, versus a €5 million prorated share in its third-quarter 2007 earnings.

Income before income taxes Due to the weaker financial result, third-quarter income before income taxes decreased from €106 million to €78 million. The effective tax rate was 24.4%, against 30.2% in the prior-year quarter.

Net income and earnings per share Income of €3 million was attributable to minority interest, compared with a loss of €1 million a year earlier. The minority interest in income for the third quarter of 2008 was attributable to the outside stockholders of Petroflex. Net income for the quarter amounted to €56 million, compared with €75 million in the prior-year period. Because of the lower after-tax income, earnings per share for the quarter receded from €0.89 to €0.67.

BUSINESS TRENDS BY REGION

Sales by Market

	Q3 2007		Q3 2008		Change	9M 2007		9M 2008		Change
	€ million	in %	€ million	%	%	€ million	in %	€ million	%	%
EMEA (excluding Germany)	532	31.2	579	31.9	8.8	1,689	32.8	1,721	33.7	1.9
Germany	421	24.7	388	21.4	(7.8)	1,252	24.4	1,142	22.3	(8.8)
Americas	427	25.0	530	29.2	24.1	1,267	24.6	1,330	26.0	5.0
Asia-Pacific	325	19.1	317	17.5	(2.5)	935	18.2	921	18.0	(1.5)
	1,705	**100.0**	**1,814**	**100.0**	**6.4**	**5,143**	**100.0**	**5,114**	**100.0**	**(0.6)**

LANXESS Group sales in the **EMEA** region (Europe [excluding Germany], Middle East, Africa) rose by 8.8% in the third quarter of 2008, to €579 million. Adjusted for portfolio changes and currency effects, sales were up 23.4% year on year. The Performance Polymers and Advanced Intermediates segments, both of which posted double-digit growth rates, were the chief drivers of this growth. Business in the Performance Chemicals segment also expanded at a much lower, yet still double-digit rate. Western Europe remained the region's growth engine, with business in Belgium, the United Kingdom and the Netherlands being particularly robust. In Eastern Europe, sales increased tangibly in the Czech Republic, Slovakia and Hungary, in particular, thanks to the momentum of these countries' economies.

With a share of 31.9% in total sales for the third quarter of 2008, EMEA (excluding Germany) remains the largest of the LANXESS Group's regions in terms of sales.

Sales in **Germany** fell 7.8% in the third quarter of 2008 to €388 million. Adjusted for portfolio changes, business expanded by 3.7%, driven by the Advanced Intermediates segment. Performance Chemicals also did well in Germany. The country's share of total sales declined from 24.7% to 21.4%.

Sales in the **Americas** region advanced 24.1% in the reporting period, from €427 million to €530 million. The sales of the Petroflex group, which was acquired in April 2008, were the chief contributor to this growth. After adjusting for portfolio changes and currency effects, the Group posted a 6.7% sales increase in the Americas region. Performance Polymers was the growth engine here, with a sizable single-digit increase, followed by Performance Chemicals. Sales growth on an adjusted basis was in the high single digits in both North America and Latin America.

Due mainly to the inclusion of Petroflex's sales, the region increased its share of Group sales by 4.2 percentage points compared with the prior-year quarter, to 29.2%.

Third-quarter Group sales in the **Asia-Pacific** region decreased by 2.5%, from €325 million to €317 million. After adjusting for shifts in currency parities as well as divested or newly integrated businesses, sales were up a substantial 31.4%. The Performance Polymers segment accounted for the largest share of this growth, followed closely by Advanced Intermediates. Once again, LANXESS achieved strong double-digit growth rates in China, India, Korea and Japan.

The region's share of total sales, at 17.5%, was slightly down from the figure of 19.1% for the prior-year quarter.

Performance Polymers

	Q3 2007		Q3 2008		Change	9M 2007		9M 2008		Change
	€ million	Margin %	€ million	Margin %	%	€ million	Margin %	€ million	Margin %	%
Sales	667		938		40.6	1,996		2,539		27.2
EBITDA pre exceptionals	95	14.2	127	13.5	33.7	289	14.5	358	14.1	23.9
EBITDA	95	14.2	125	13.3	31.6	289	14.5	305	12.0	5.5
EBIT pre exceptionals	69	10.3	88	9.4	27.5	213	10.7	261	10.3	22.5
EBIT	69	10.3	83	8.8	20.3	213	10.7	202	8.0	(5.2)
Capital expenditures[1]	24		37		54.2	78		84		7.7
Depreciation and amortization	26		42		61.5	76		103		35.5

1) intangible assets and property, plant and equipment

The **Performance Polymers** segment grew sales by a substantial 40.6% in the third quarter of 2008, to €938 million. Significant increases in raw material and energy prices prompted substantial selling price increases in all business units in the segment. These completely offset the higher input costs. Sales advanced accordingly by 24.3% on prices alone. Volumes decreased by 4.7% from the high levels of the year-earlier quarter due to the hurricanes on the U.S. Gulf Coast and bottlenecks in the supply of key raw materials. The solid operational sales growth in all polymer business units more than made up for the 5.7% negative currency effect. The inclusion of the Brazilian Petroflex group, which was acquired effective April 1, 2008, resulted in a 26.7% portfolio effect for the third quarter of 2008.

The Butyl Rubber business unit achieved significant sales growth, chiefly as a result of price increases driven by the higher raw material costs. Volumes were down from a year earlier due to scheduled maintenance shutdowns. The Performance Butadiene Rubbers business unit also implemented price increases occasioned by the cost of raw materials. In addition, it benefited from the portfolio effect of the Petroflex acquisition and from sales growth, particularly in the Asia-Pacific region. The Technical Rubber Products business unit succeeded in raising prices, but its sales were adversely affected by the temporary shutdown of the production facility in Orange, Texas, which flooded during the hurricanes. In this business unit, too, sales in Asia-Pacific recorded particularly strong gains. In the Semi-Crystalline Products business unit, the positive trend of the preceding quarters continued, with all products in great demand. Long-term contracts with key customers for the supply of caprolactam accounted for part of this demand. The higher raw material costs, particularly for ammonia and sulfur, led to price adjustments.

EBITDA pre exceptionals for the Performance Polymers segment increased by a substantial 33.7% to €127 million. The Butyl Rubber and Performance Butadiene Rubbers business units contributed strongly to this improvement. The very high prices for raw materials were passed on to the market in full. The inclusion of the Petroflex group also gave earnings a tangible boost. Unfavorable exchange rates and high energy costs had an adverse effect, while earnings benefited from the scheduled implementation of structural and efficiency programs. The EBITDA margin was only slightly below the year-earlier level, down 0.7 percentage points to 13.5%.

The segment continued to take exceptional charges in the third quarter of 2008 for the efficiency programs launched at the sites in Sarnia, Canada, and Zwijndrecht, Belgium, early in the year. These charges totaled €5 million in the reporting period, including write-downs of €2 million.

Advanced Intermediates

	Q3 2007		Q3 2008		Change	9M 2007		9M 2008		Change
	€ million	Margin %	€ million	Margin %	%	€ million	Margin %	€ million	Margin %	%
Sales	298		344		15.4	896		993		10.8
EBITDA pre exceptionals	41	13.8	40	11.6	(2.4)	148	16.5	145	14.6	(2.0)
EBITDA	41	13.8	40	11.6	(2.4)	148	16.5	145	14.6	(2.0)
EBIT pre exceptionals	32	10.7	28	8.1	(12.5)	121	13.5	112	11.3	(7.4)
EBIT	32	10.7	28	8.1	(12.5)	121	13.5	112	11.3	(7.4)
Capital expenditures[1]	10		18		80.0	30		43		43.3
Depreciation and amortization	9		12		33.3	27		33		22.2

1) intangible assets and property, plant and equipment

At €344 million, third-quarter sales in the **Advanced Intermediates** segment were well above the €298 million generated a year earlier due to significant volume growth of 10.7%. The 2.0% negative impact from shifts in exchange rates was more than offset by price increases of 6.7% prompted by the rise in raw material costs.

Both of the segment's business units raised prices and volumes. The Basic Chemicals business unit benefited from its strong market position. The price adjustment agreements reached with customers in some areas of the business proved beneficial in light of the significant increases in raw material costs. Brisk demand for agrochemical intermediates had a positive impact on volumes. In addition, the Saltigo business unit recorded strong volume growth in the area of pharmaceutical precursors along with a positive volume trend for agrochemical intermediates.

EBITDA pre exceptionals for the Advanced Intermediates segment was on a par with the prior-year quarter, at €40 million. The Basic Chemicals business unit showed great stability in an environment increasingly marked by economic weakness. It completely offset the negative effects of higher raw material costs by adjusting prices, but could not escape the impact of adverse exchange rate movements. In the Saltigo business unit, price adjustments and, in particular, volume growth combined to fully offset the higher costs. Held back by the passing-on of raw material cost increases and by currency effects, the segment's EBITDA margin decreased from 13.8% to 11.6%.

Performance Chemicals

	Q3 2007		Q3 2008		Change	9M 2007		9M 2008		Change
	€ million	Margin %	€ million	Margin %	%	€ million	Margin %	€ million	Margin %	%
Sales	493		520		5.5	1,514		1,538		1.6
EBITDA pre exceptionals	67	13.6	65	12.5	(3.0)	238	15.7	225	14.6	(5.5)
EBITDA	63	12.8	63	12.1	0.0	234	15.5	219	14.2	(6.4)
EBIT pre exceptionals	45	9.1	47	9.0	4.4	173	11.4	169	11.0	(2.3)
EBIT	41	8.3	45	8.7	9.8	169	11.2	162	10.5	(4.1)
Capital expenditures[1]	15		18		20.0	37		46		24.3
Depreciation and amortization	22		18		(18.2)	65		57		(12.3)

1) intangible assets and property, plant and equipment

The **Performance Chemicals** segment generated third-quarter sales of €520 million, up 5.5% from a year earlier. Adjusted for negative currency effects of 4.9%, the segment achieved organic growth of 10.4%, with selling prices increased by a substantial 11.2% and volumes down a mere 0.8%.

Nearly all of the segment's business units raised prices, with the largest increase taking place in the Leather business unit because of the price trend for the raw material chrome ore. The Rubber Chemicals business unit benefited from a favorable market environment, especially in the Asia-Pacific region, and the withdrawal of competitors

from the market. These factors enabled it to raise both prices and volumes significantly. The Ion Exchange Resins and Inorganic Pigments business units also increased their prices considerably, the latter in response to the higher cost of ferrous scrap. Inorganic Pigments also achieved solid volume growth as a result of brisk demand from the construction sector in the growth regions of Latin America, Central and Eastern Europe and Asia. This offset lower volumes in North America and parts of Western Europe.

EBITDA pre exceptionals, at €65 million, almost matched the previous year's €67 million despite the adverse movement in exchange rates and slightly smaller earnings contributions from the Material Protection Products and Inorganic Pigments business units. The EBITDA margin dropped 1.1 percentage points to 12.5%, hampered by raw material and energy cost increases and by the weakness of the U.S. dollar. However, the Leather, Rubber Chemicals and Ion Exchange Resins business units, in particular, registered a very positive earnings trend. With demand in the U.S. and Western European construction sectors flagging, the Inorganic Pigments business unit did not quite match the high earnings of the prior-year period despite its success in consistently passing on the increases in ferrous scrap prices. The Material Protection Products business unit reported lower volumes for wood preservatives.

The €2 million in exceptional charges incurred by the segment in the third quarter of 2008 related to the closure of the facilities of the Ion Exchange Resins business unit in Birmingham, New Jersey.

Other/Consolidation

	Q3 2007	Q3 2008	Change	9M 2007	9M 2008	Change
	€ million	€ million	%	€ million	€ million	%
Sales	247	12	(95.1)	737	44	(94.0)
EBITDA pre exceptionals	(28)	(41)	(46.4)	(70)	(94)	(34.3)
EBITDA	(25)	(46)	(84.0)	(225)	(98)	56.4
EBIT pre exceptionals	(34)	(44)	(29.4)	(86)	(105)	(22.1)
EBIT	(38)	(49)	(28.9)	(293)	(108)	63.1
Capital expenditures[1]	10	2	(80.0)	25	7	(72.0)
Depreciation and amortization	13	3	(76.9)	68	10	(85.3)

1) intangible assets and property, plant and equipment

In the table above, the figures for the prior-year quarter have been adjusted to include the activities of the former Engineering Plastics segment. Further details regarding this adjustment are given along with the segment information provided in the condensed notes to the consolidated interim financial statements.

The €5 million in exceptional charges reported in the **Other/ Consolidation** segment for the third quarter of 2008 related to expenses from restructuring and portfolio changes. Such expenses mainly included personnel adjustment costs, expenses for closures or partial closures of facilities and costs for preparation and execution of corporate transactions, to the extent it is not possible to allocate these expense and income items among the operating segments or business units.

FINANCIAL CONDITION

Balance sheet structure As of September 30, 2008, the LANXESS Group had total assets of €4,975 million, up €926 million, or 22.9%, from €4,049 million as of December 31, 2007. The acquisition of approximately 70% of the shares of Petroflex S.A., Brazil, factored heavily into asset growth. The Petroflex group was fully consolidated as of April 1, 2008. LANXESS funded the purchase price payment out of existing credit facilities. An increase in working capital driven by higher raw material prices also added to total assets.

Non-current assets rose by €344 million to €2,150 million due to the addition of the acquired assets of Petroflex S.A. The total of intangible assets, property, plant and equipment rose by €243 million to €1,735 million, including €62 million of goodwill acquired with the acquisition as of April 1, 2008, the date of first-time consolidation.

Capital expenditures amounted to €180 million, while depreciation and amortization came to €203 million. The increase in the carrying value of investments in associates was largely attributable to the positive earnings of CURRENTA GmbH & Co. OHG in the first nine months of 2008.

Non-current financial assets showed a net decrease of €7 million to €78 million, mainly because of the reclassification of the financial interest in INEOS ABS (Jersey) Limited to current financial assets. The addition of the Petroflex group's non-current financial assets partially offset this effect. The ratio of non-current to total assets, at 43.2%, was 1.4 percentage points below the ratio for December 31, 2007.

Current assets, at €2,825 million, were up €582 million from December 31, 2007. Inventories and trade receivables rose by €234 million and €242 million, respectively, largely because of the first-time consolidation of the acquired Petroflex companies and the sharp increase in raw material prices. Current financial assets grew by €32 million to €232 million, in part because of the first-time consolidation of Petroflex and the aforementioned reclassification of the interest in INEOS. The increase in other current assets by €13 million to €158 million was also due primarily to the first-time consolidation of Petroflex. Cash and cash equivalents increased by €55 million compared with the end of 2007, to €244 million. The ratio of current to total assets was 56.8%, up from 55.4% as of December 31, 2007.

Equity rose by €120 million from December 31, 2007, to €1,645 million. The €212 million in net income for the first nine months and €56 million in additional minority interest resulting from the consolidation of Petroflex S.A. were partially offset by the €83 million dividend payment by LANXESS AG in May 2008 and €43 million in negative effects from the measurement of hedging contracts. The ratio of equity to total assets amounted to 33.1% as of September 30, 2008, against 37.7% as of December 31, 2007.

Non-current liabilities were up €345 million to €1,801 million as of September 30, 2008, mainly because of drawings on credit facilities to finance the Petroflex acquisition and the assumption of the Brazilian group's financial debt. Part of this debt has since been repaid and the financing structure integrated into that of the LANXESS Group. The ratio of non-current liabilities to total assets was nearly unchanged from the end of 2007 at 36.2%.

Current liabilities rose by €461 million to €1,529 million because of the acquisition. Trade payables, like inventories, grew because of the steep increase in raw material prices. The ratio of current liabilities to total assets was 30.7% as of September 30, 2008, compared with 26.4% as of December 31, 2007.

Liquidity and capital expenditures The net operating cash flow of €320 million for the first nine months of 2008 was €20 million less than for the same period of last year. With income before income taxes at €299 million, operating cash flow was held back by a €78 million greater increase in working capital than in the year-earlier period. This resulted in a net cash outflow of €236 million in the first nine months of 2008. The difference compared to the prior-year period is primarily the result of the substantial rise in procurement prices for raw materials since the beginning of 2008 and preparations for scheduled maintenance shutdowns.

Net cash used in investing activities totaled €356 million in the first nine months of 2008, compared with €242 million in the prior-year period.

Disbursements for additions to property, plant and equipment and intangible assets totaled €180 million, which was €10 million, or 5.9%, more than a year earlier. Depreciation and amortization amounted to €203 million. Significant capital expenditures were made in the reporting period in the Performance Polymers and Advanced Intermediates segments. Capacity was enlarged at the site of the Butyl Rubber business unit in Sarnia, Canada. The production facilities in Zwijndrecht, Belgium, were successively given a general overhaul. At the site in Uerdingen, Germany, the Semi-Crystalline Products business unit invested in a compounding facility and in a second nitrous oxide reduction plant. The latter will enable LANXESS to reduce emissions of climate-damaging gases in Germany by roughly 80% by 2012. Capital spending in the Saltigo business unit, part of the Advanced Intermediates segment, related to the creation of new capacities to serve customers in the pharmaceutical and agrochemical sectors. In the Basic Chemicals business unit, the first steps were taken at the Leverkusen site towards enlarging the production facilities for important basic chemicals within the aromatics production network.

Adjusted for the equivalent of €33 million in acquired cash, LANXESS spent €164 million to acquire Petroflex S.A., Brazil. In connection with the acquisition, completed in October 2008, of a facility in China for the production of yellow pigments, we made an advance payment of €9 million. Also in the investing cash flow, the divestiture of the Lustran Polymers business unit led to receipts of €27 million. In the previous year there was a €30 million cash outflow to LANXESS Pension Trust e.V. for the external financing of pension commitments.

Net cash provided by financing activities amounted to €91 million, comprising drawings on credit facilities for the Petroflex acquisition. There was a cash outflow of €83 for dividend payments to the stockholders of LANXESS AG.

Cash and cash equivalents increased by €55 million compared with the end of 2007, to €244 million. Net financial liabilities totaled €841 million as of September 30, 2008, well above the €460 million reported as of December 31, 2007. This increase had been anticipated and was attributable to the Petroflex acquisition.

SIGNIFICANT OPPORTUNITIES AND RISKS

There have been no significant changes in the opportunities or risks of the LANXESS Group compared with December 31, 2007. For more information, readers are therefore referred to the risk report included in the management report for the 2007 fiscal year.

OUTLOOK

LANXESS expects the financial market crisis to continue to impact the real economy, resulting in a weaker economic climate for the remainder of fiscal 2008.

We assume that the economic prospects for North America and western Europe will continue to deteriorate. There should be a moderate stimulus to growth in Asia-Pacific, central and eastern Europe and Latin America. However, the global decline in consumer spending is likely to have a dampening effect on these economies as well. LANXESS, too, will be exposed to this weaker demand.

Global chemicals production for the full year 2008 is expected to be below 2007. The prospects for key customer industries, most notably the construction and automotive sectors, continue to worsen. The global tire market displays regional variations, with continuing stable demand for high-performance rubbers in Asia but declining volumes in North America and Europe.

LANXESS is taking a proactive approach to the challenges presented by a steadily weakening economy. This includes actively managing capacity utilization and continuing to rigorously implement efficiency improvement measures.

LANXESS anticipates a drop in raw material costs at the beginning of 2009. However, we expect energy costs to continue to rise sharply right from the fourth quarter of 2008.

Given our strong market positions and diversified product portfolio, we are confident that we will achieve operational sales growth for the full year 2008 despite the increasingly challenging market environment. EBITDA pre exceptionals is now expected to come in at between €710 million and €730 million. We are adhering to our targets of achieving an EBITDA margin in line with the industry average, having no business with an EBITDA margin below 5%, and maintaining an investment-grade rating.

As part of its targeted investment and growth strategy, LANXESS is planning capital expenditures of between €330 million and €350 million in 2008.

EVENTS AFTER THE BALANCE SHEET DATE

Under a public tender offer to the minority stockholders of Petroflex S.A., LANXESS has acquired a further 27% of Petroflex shares, giving it a total interest of around 97% in the company. The offer period ended on October 16, 2008. The purchase price for the 27% of the shares now acquired was equivalent to about €66 million.

In June 2008, LANXESS expanded the Asian business of its Inorganic Pigments business unit by purchasing one of the largest iron oxide pigment plants in China from its previous cooperation partner Jinzhuo Chemicals Company Ltd. This acquisition increases LANXESS's global production capacity for inorganic pigments by 5% and safeguards the raw materials supply for its pigment mixing unit in Shanghai. The transaction took legal and economic effect in October 2008.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008

INCOME STATEMENT LANXESS GROUP

€ million	Q3 2007	Q3 2008	9M 2007	9M 2008
Sales	**1,705**	**1,814**	**5,143**	**5,114**
Cost of sales	(1,335)	(1,410)	(3,982)	(3,911)
Gross profit	**370**	**404**	**1,161**	**1,203**
Selling expenses	(177)	(180)	(507)	(509)
Research and development expenses	(24)	(25)	(69)	(75)
General administration expenses	(64)	(69)	(186)	(195)
Other operating income	90	58	225	341
Other operating expenses	(91)	(81)	(414)	(397)
Operating result (EBIT)	**104**	**107**	**210**	**368**
Income from investments in associates	5	4	16	17
Interest income	4	3	10	10
Interest expense	(8)	(12)	(24)	(32)
Other financial income and expense	1	(24)	(16)	(64)
Financial result	**2**	**(29)**	**(14)**	**(69)**
Income before income taxes	**106**	**78**	**196**	**299**
Income taxes	(32)	(19)	(88)	(80)
Income after taxes	**74**	**59**	**108**	**219**
of which attributable to minority stockholders	(1)	3	1	7
of which attributable to LANXESS AG stockholders (net income)	75	56	107	212
Earnings per share (€)	**0.89**	**0.67**	**1.27**	**2.54**

BALANCE SHEET LANXESS GROUP

€ million	Dec. 31, 2007	Sep. 30, 2008
ASSETS		
Intangible assets	33	130
Property, plant and equipment	1,459	1,605
Investments in associates	33	47
Investments in other affiliated companies	1	2
Other non-current financial assets	85	78
Deferred taxes	93	132
Other non-current assets	102	156
Non-current assets	**1,806**	**2,150**
Inventories	895	1,129
Trade receivables	809	1,051
Cash and cash equivalents	189	244
Other current financial assets	200	232
Current tax receivables	5	11
Other current assets	145	158
Current assets	**2,243**	**2,825**
Total assets	**4,049**	**4,975**
EQUITY AND LIABILITIES		
Capital stock	83	83
Capital reserves	806	806
Other reserves	811	840
Net income	112	212
Accumulated other comprehensive loss	(304)	(374)
Equity attributable to minority interest	17	78
Equity	**1,525**	**1,645**
Provisions for pensions and other post-employment benefits	470	489
Other non-current provisions	242	317
Non-current financial liabilities	601	829
Non-current tax liabilities	36	67
Other non-current liabilities	47	44
Deferred taxes	60	55
Non-current liabilities	**1,456**	**1,801**
Other current provisions	371	391
Trade payables	487	601
Other current financial liabilities	65	313
Current tax liabilities	16	54
Other current liabilities	129	170
Current liabilities	**1,068**	**1,529**
Total equity and liabilities	**4,049**	**4,975**

STATEMENT OF CHANGES IN EQUITY LANXESS GROUP

€ million	Capital stock	Capital reserves	Other reserves	Net income	Accumulated other comprehensive loss		Equity attributable to LANXESS AG stockholders	Equity attributable to minority interest	Total
					Currency translation adjustment	Derivative financial instruments			
Dec. 31, 2006	**85**	**804**	**685**	**197**	**(367)**	**(1)**	**1,403**	**25**	**1,428**
Repurchase of own shares for retirement	(2)	2	(50)				(50)		(50)
Dividend payments				(21)			(21)	(1)	(22)
Allocation to retained earnings			176	(176)			0		0
Exchange differences					30		30	20	50
Financial instruments						50	50		50
Deferred taxes						(25)	(25)		(25)
Other changes in equity						14	14	(27)	(13)
Net income				107			107	1	108
Sep. 30, 2007	**83**	**806**	**811**	**107**	**(337)**	**38**	**1,508**	**18**	**1,526**
Dec. 31, 2007	**83**	**806**	**811**	**112**	**(350)**	**46**	**1,508**	**17**	**1,525**
Dividend payments				(83)			(83)	(1)	(84)
Allocation to retained earnings			29	(29)			0		0
Exchange differences					(27)		(27)	(1)	(28)
Financial instruments						(56)	(56)		(56)
Deferred taxes						13	13		13
Other changes in equity							0	56	56
Net income				212			**212**	**7**	**219**
Sep. 30, 2008	**83**	**806**	**840**	**212**	**(377)**	**3**	**1,567**	**78**	**1,645**

CASH FLOW STATEMENT LANXESS GROUP

€ million	9M 2007	9M 2008
Income before income taxes	**196**	**299**
Depreciation and amortization	236	203
Gains on retirements of property, plant and equipment	0	(13)
Income from investments in associates	(16)	(17)
Financial losses	7	56
Income taxes paid	(78)	(78)
Changes in inventories	(90)	(180)
Changes in trade receivables	(76)	(140)
Changes in trade payables	8	84
Changes in other assets and liabilities	153	106
Net cash provided by operating activities	**340**	**320**
Cash outflows for additions to intangible assets, property, plant and equipment	(170)	(180)
Cash outflows for financial assets	(50)	(64)
Cash outflows for the acquisition of subsidiaries and other businesses, less acquired cash	(23)	(173)
Cash inflows from sales of intangible assets, property, plant and equipment	3	20
Cash inflows from divestments of subsidiaries and other businesses, less divested cash	11	27
Interest and dividends received	17	14
Cash outflows for external financing of pension obligations (CTA)	(30)	0
Net cash used in investing activities	**(242)**	**(356)**
Proceeds from borrowings	19	403
Repayments of borrowings	(35)	(197)
Interest paid and other financial disbursements	(27)	(31)
Dividend payments	(22)	(84)
Disbursements for share repurchases	(50)	0
Net cash provided by (used in) financing activities	**(115)**	**91**
Change in cash and cash equivalents from business activities	**(17)**	**55**
Cash and cash equivalents as of January 1	171	189
Cash and cash equivalents as of September 30	**154**	**244**

SEGMENT AND REGION DATA

KEY DATA BY SEGMENT

Third Quarter

€ million	Performance Polymers		Advanced Intermediates	
	Q3 2007	**Q3 2008**	**Q3 2007**	**Q3 2008**
Sales	667	938	298	344
EBITDA pre exceptionals	95	127	41	40
EBITDA margin pre exceptionals (%)	14.2	13.5	13.8	11.6
EBITDA	95	125	41	40
Segment result/EBIT pre exceptionals	69	88	32	28
Segment result/EBIT	69	83	32	28
Segment capital expenditures	24	37	10	18
Depreciation and amortization	26	42	9	12

First Nine Months

€ million	Performance Polymers		Advanced Intermediates	
	9M 2007	**9M 2008**	**9M 2007**	**9M 2008**
Sales	1,996	2,539	896	993
EBITDA pre exceptionals	289	358	148	145
EBITDA margin pre exceptionals (%)	14.5	14.1	16.5	14.6
EBITDA	289	305	148	145
Segment result/EBIT pre exceptionals	213	261	121	112
Segment result/EBIT	213	202	121	112
Segment capital expenditures	78	84	30	43
Depreciation and amortization	76	103	27	33
Employees (as of September 30, 2008/December 31, 2007)	4,334	4,787	2,450	2,537

KEY DATA BY REGION

Third Quarter

€ million	EMEA (excluding Germany)		Germany	
	Q3 2007	**Q3 2008**	**Q3 2007**	**Q3 2008**
Sales by market	532	579	421	388
Proportion of Group sales (%)	31.2	31.9	24.7	21.4

First Nine Months

€ million	EMEA (excluding Germany)		Germany	
	9M 2007	**9M 2008**	**9M 2007**	**9M 2008**
Sales by market	1,689	1,721	1,252	1,142
Proportion of Group sales (%)	32.8	33.7	24.4	22.3
Employees (as of September 30, 2008/December 31, 2007)	2,734	2,729	7,847	7,792

Performance Chemicals		Other/Consolidation		LANXESS	
Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008
493	520	247	12	1,705	1,814
67	65	(28)	(41)	175	191
13.6	12.5			10.3	10.5
63	63	(25)	(46)	174	182
45	47	(34)	(44)	112	119
41	45	(38)	(49)	104	107
15	18	10	2	59	75
22	18	13	3	70	75

Performance Chemicals		Other/Consolidation		LANXESS	
9M 2007	9M 2008	9M 2007	9M 2008	9M 2007	9M 2008
1,514	1,538	737	44	5,143	5,114
238	225	(70)	(94)	605	634
15.7	14.6			11.8	12.4
234	219	(225)	(98)	446	571
173	169	(86)	(105)	421	437
169	162	(293)	(108)	210	368
37	46	25	7	170	180
65	57	68	10	236	203
5,223	5,060	2,603	2,599	14,610	14,983

Americas		Asia-Pacific		LANXESS	
Q3 2007	Q3 2008	Q3 2007	Q3 2008	Q3 2007	Q3 2008
427	530	325	317	1,705	1,814
25.0	29.2	19.1	17.5	100.0	100.0

Americas		Asia-Pacific		LANXESS	
9M 2007	9M 2008	9M 2007	9M 2008	9M 2007	9M 2008
1,267	1,330	935	921	5,143	5,114
24.6	26.0	18.2	18.0	100.0	100.0
2,650	3,022	1,379	1,440	14,610	14,983

CONDENSED NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2008

RECOGNITION AND VALUATION PRINCIPLES

The unaudited, condensed consolidated interim financial statements as of September 30, 2008 were prepared in accordance with the International Financial Reporting Standards (IFRS) and related interpretations of the International Accounting Standards Board (IASB) applicable to interim financial reporting, which are endorsed by the European Union. The standards and interpretations already mandatory as of January 1, 2008 were observed. LANXESS did not use the options resulting from the amendments to IAS 39 and IFRS 7, which were published on October 13, 2008, adopted by the European Commission on October 15, 2008 and apply from July 1, 2008. The changes to IAS 39, made in response to the recent turmoil in the financial markets, permit the reclassification of financial assets reported at fair value. The changes to IFRS 7 introduce additional disclosure requirements in connection with such reclassifications.

In compliance with IAS 34, the company opted for a condensed scope of reporting in the interim financial statements compared with the annual financial statements. Reference should be made as appropriate to the notes to the consolidated financial statements as of December 31, 2007, particularly with respect to the recognition and valuation principles applied.

SCOPE OF CONSOLIDATION

The consolidated financial statements of the LANXESS Group include the parent company LANXESS AG along with all of its material domestic and foreign subsidiaries.

As of April 1, 2008, LANXESS acquired 69.68% of the capital and 72.38% of the voting rights of Brazilian synthetic rubber producer Petroflex Industria e Comercio S.A., headquartered in Rio de Janeiro. The purchase price payment was funded out of existing credit facilities. LANXESS made a public tender offer for the acquisition of the remaining shares in accordance with local regulations. First-time consolidation of the companies of the Petroflex group was effected as of April 1, 2008. Petroflex Industria e Comercio S.A., Rio de Janeiro, Brazil, and Petroflex Trading S.A., Montevideo, Uruguay, were fully consolidated in the financial statements of the LANXESS Group and assigned to the Performance Polymers segment.

Since the date of acquisition, Petroflex has contributed €310 million towards LANXESS's consolidated sales and €20 million to the Group's income after taxes. Of the latter amount, €14 million was attributable to the stockholders of LANXESS AG and €6 million to the minority stockholders of Petroflex S.A. If Petroflex had been acquired as of January 1, 2008, it would have contributed some €448 million to LANXESS's consolidated sales for the first nine months of 2008. It is impossible to determine with any certainty what amount Petroflex would have contributed to net income for the first nine months of 2008 due to the adjustments made to the prior-year figures in the financial statements for the first quarter of 2008.

A breakdown of what is still a provisional purchase price allocation and details about the impact of the acquisition on the balance sheet of the LANXESS Group were provided in table format in the half-year financial report as of June 30, 2008. These figures had not altered significantly as of September 30, 2008.

The other companies newly consolidated in the first nine months of 2008 were LANXESS Central Eastern Europe s.r.o., Bratislava, Slovakia; LANXESS Participacoes Ltda., São Paulo, Brazil; and LANXESS International Holding GmbH, Leverkusen, Germany. The first-time consolidation of these companies had no material impact on the LANXESS Group's cash flows, financial condition or results of operations. Sixty companies were fully consolidated in the financial statements of LANXESS AG as of September 30, 2008. The 40% stake in CURRENTA GmbH & Co. OHG, Leverkusen, and the 25% stake in Anhui Tongfeng Shengda Chemicals Company Limited, Tongling, China, are included at equity.

DIVIDEND FOR FISCAL 2007

Pursuant to the resolution of the Annual Stockholders' Meeting on May 29, 2008, the sum of €83 million out of the €92 million balance sheet profit reported in the annual financial statements of LANXESS AG as of December 31, 2007 was paid out to the stockholders on May 30, 2008. The dividend amounted to €1.00 per eligible no-par share. The remaining sum of €9 million was carried forward to new account.

EARNINGS PER SHARE

Earnings per share for the third quarter and first nine months of 2007 and 2008 are calculated on the basis of the number of shares outstanding as of each respective reporting date. Since there are currently no equity instruments in issue that could dilute earnings per share, basic and diluted earnings per share are identical. For more

information about equity instruments that could dilute earnings per share in the future, readers are referred to the notes to the consolidated financial statements as of December 31, 2007. The decrease in the number of outstanding shares is due to the repurchase and retirement of 1,418,000 shares of LANXESS AG stock in 2007.

Earnings per Share

	Q3 2007	Q3 2008	Change %	9M 2007	9M 2008	Change %
Group net income (€ million)	75	56	(25,3)	107	212	98,1
No. of outstanding shares	84,337,070	83,202,670	(1,3)	84,526,137	83,202,670	(1,6)
EPS (€)	**0.89**	**0.67**	**(24.7)**	**1.27**	**2.54**	**100.0**

LONG-TERM INCENTIVE PROGRAM

The last of the rights under the Long-Term Incentive Program (LTIP) launched in 2005 were granted in 2007. In 2008, the company established a new, entirely share-based compensation program in continuation of the Stock Performance Plan that formed part of the LTIP. The first of the program's three tranches was granted to the members of the Board of Management and other senior executives on February 1, 2008. The program is similar to the Stock Performance Plan started in 2005 and includes the requirement that participants make a personal investment in LANXESS stock. Awards under the program depend on the performance of LANXESS stock relative to the Dow Jones STOXX 600 Chemicals[SM] index. If LANXESS stock outperforms the index, a payment of between €0.75 and €2.00 per right is made. The new Long-Term Incentive Program has a total term of six years per tranche, consisting of a three-year lock-up period and three-year exercise period.

CASH FLOW STATEMENT

The cash flow statement for the first nine months of 2008 shows the inflows and outflows of cash and cash equivalents broken down by type of activity. The disbursement of €30 million for the external financing of pension obligations (CTA) has been restated in the first nine months of 2007 as cash used in investing activities to match the treatment of the respective disbursement in the consolidated cash flow statement for the year ended December 31, 2007. The amounts reported in the first nine months of 2007 as cash provided by operating activities and cash used in investing activities have been adjusted accordingly.

NOTES TO THE SEGMENT REPORTING

Engineering Plastics ceased to be an operating segment as of September 30, 2007 and, according to the new segmentation, contained only the Lustran Polymer activities, which were divested as of that date. The originally reported third-quarter and first-nine-months 2007 figures for the Other/Consolidation segment have been restated to include the amounts attributable to the former Engineering Plastics segment.

Restatements in the Other/Consolidation Segment

€ million	Q3 2007	Q3 2007	Q3 2007	9M 2007	9M 2007	9M 2007
	Originally reported	Engineering Plastics	Restated	Originally reported	Engineering Plastics	Restated
Sales	23	224	247	69	668	737
EBITDA pre exceptionals	(30)	2	(28)	(90)	20	(70)
EBITDA	(24)	(1)	(25)	(100)	(125)	(225)
Segment result/EBIT pre exceptionals	(36)	2	(34)	(106)	20	(86)
Segment result/EBIT	(30)	(8)	(38)	(117)	(176)	(293)
Capital expenditures	2	8	10	8	17	25
Depreciation and amortization	6	7	13	17	51	68

RELATED PARTIES

In the course of its operations, the LANXESS Group sources materials, inventories and services from a large number of business partners worldwide. These include companies in which LANXESS AG has a direct or indirect interest. Transactions with these companies are carried out on an arm's length basis.

Transactions in the first nine months of 2008 with associated companies included in the consolidated financial statements by the equity method, or subsidiaries of such companies, mainly comprised the purchase of site services in the fields of utilities, infrastructure and logistics totaling €336 million (9M 2007: €352 million). Trade payables of €56 million existed as of September 30, 2008 (December 31, 2007: €35 million) as a result of these transactions.

No material business transactions were undertaken with other associated companies or individuals. As in the previous year, no loans were granted to members of the Board of Management or the Supervisory Board in the first nine months of 2008.

EMPLOYEES

The LANXESS Group had 14,983 employees as of September 30, 2008, which was 373 more than on December 31, 2007 (14,610). The increase is predominantly attributable to the first-time consolidation of the Petroflex group, Brazil, which was acquired effective April 1, 2008. The number of employees in the U.S., Canada, Belgium and Germany declined as a result of the ongoing efficiency programs.

In the EMEA region (excluding Germany), LANXESS employed 2,729 people as of September 30, 2008, compared with 2,734 as of December 31, 2007. The number of employees in Germany fell slightly by 55 to 7,792. The number of employees in the Americas region increased to 3,022 following the Petroflex acquisition, up from 2,650 as of December 31, 2007. The number of employees in the Asia-Pacific region increased from 1,379 to 1,440, chiefly because of the expansion of business activities in China.

Contact

Please do not hesitate to contact us if you have any questions or comments.

Contact Corporate Communications
Tel. +49 214 30 47018
email: mediarelations@lanxess.com

Contact Investor Relations
Tel. +49 214 30 23851
email: ir@lanxess.com

Masthead

LANXESS AG
51369 Leverkusen
Germany
Tel. +49 214 30 33333
www.lanxess.com

Design and production
Kirchhoff Consult AG, Hamburg, Germany

Photography
Claudia Kempf, Wuppertal, Germany

English edition
CURRENTA GmbH & Co. OHG
Language Service

Printed by
Kunst- und Werbedruck,
Bad Oeynhausen, Germany

Disclaimer

This publication contains certain forward-looking statements, including assumptions, opinions and views of the Company or cited from third party sources. Various known and unknown risks, uncertainties and other factors could cause the actual results, financial position, development or performance of the company to differ materially from the estimations expressed or implied herein. The company does not guarantee that the assumptions underlying such forward-looking statements are free from errors nor does it accept any responsibility for the future accuracy of the opinions expressed herein or the actual occurrence of the forecasted developments. No representation or warranty (express or implied) is made as to, and no reliance should be placed on, any information, including projections, estimates, targets and opinions, contained herein, and no liability whatsoever is accepted as to any errors, omissions or misstatements contained herein, and, accordingly, neither the Company nor any of its parent or subsidiary undertakings nor any of such person's officers, directors or employees accepts any liability whatsoever arising directly or indirectly from the use of this document.

PUBLISHER
LANXESS AG
51369 LEVERKUSEN
GERMANY
WWW.LANXESS.COM

END